Exhibit 99.1

28 November 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

The Company’s dividend of US 2.5 cents per share announced on 13 November 2003 converts to 3.45 Australian cents per CUFS.

The dividend is payable in Australian currency on 16 December 2003 to CUFS holders registered at the 27 November 2003 record date.

American Depositary Receipt holders will receive payment in US currency.

Dutch withholding tax will be deducted from the dividend.

Yours faithfully

/s/ Folkert Zwinkels

Folkert Zwinkels
Managing Board Director